


# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH, D.C.
187
SECTION

## FORM 11-K

( X ) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from to

Commission file number 1-9618

**IC CORPORATION 401(k) PLAN**

(Full Title of the Plan)



NAVISTAR INTERNATIONAL CORPORATION
4201 Winfield Road
Warrenville, Illinois 60555

(Name of Issuer of the securities held pursuant to the plan and the address of its principal executive office)

## REQUIRED INFORMATION

IC Corporation 401(k) Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan as of December 31, 2002 and 2001, and for the years then ended, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

## EXHIBITS

| Exhibit Number | Description | 11-K Page |
|---|---|---|
| 23 | Consent of Engelkes, Conner & Davis, Ltd. | E-1 |
| 99.1 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002 | E-2 |
| 99.2 | Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | E-3 |

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

IC Corporation 401(k) Plan

/s/ 

Mark T. Schwetschenau
Member, International Truck and Engine Corporation
Pension Fund Investment Committee

June 27, 2003

APPENDIX 1

# IC CORPORATION 401(k) PLAN

## FINANCIAL STATEMENTS

## DECEMBER 31, 2002 AND 2001

IC CORPORATION 401(k) PLAN

DECEMBER 31, 2002 AND 2001

CONTENTS

Page No.

**FINANCIAL STATEMENTS**

ENGELKES, CONNER & DAVIS, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
1225 FRONT STREET
P.O. BOX 1167
CONWAY, ARKANSAS 72033

Trustees and Participants
IC Corporation 401(k) Plan
Conway, Arkansas

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of net assets available for benefits of the **IC Corporation 401(k) Plan** as of December 31, 2002 and 2001, and the related statement of changes in net assets available for the year then ended December 31, 2002. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the **IC Corporation 401(k) Plan** as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Engelkes, Conner & Davis, Ltd.

June 20, 2003

# IC CORPORATION 401(k) PLAN

## STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

## DECEMBER 31, 2002 AND 2001

### ASSETS

| | 2002 | 2001 |
|---|---|---|
| Investments: | | |
| Investment in Master Trust - Participant directed (Note D) | $ 2,016,684 | $ 1,016,283 |
| Total Investments | 2,016,684 | 1,016,283 |
| Receivables: | | |
| Participant contributions | -0- | 8,018 |
| Employer retirement contributions | 681,070 | 442,361 |
| Employer Matching contributions | 43,121 | -0- |
| Total Receivables | 724,191 | 450,379 |
| Net Assets Available for Benefits | $ 2,740,875 | $ 1,466,662 |

See accompanying notes to the financial statements.

## IC CORPORATION 401(k) PLAN

## STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| Additions to Net Assets: | |
| Investment income (loss): | |
| Plan interest in International Truck and Engine Corporation Master Trust | $ ( 243,709) |
| Total Investment Income (Loss) | ( 243,709) |
| Contributions: | |
| Participants' | 636,784 |
| Employer | 810,375 |
| Rollovers from other qualified plans | 147,520 |
| Total Contributions | 1,594,679 |
| Total Additions to Net Assets | 1,350,970 |
| Deductions from Net Assets: | |
| Benefits paid to participants | 76,757 |
| Total Deductions for Net Assets | 76,757 |
| Net Increase | 1,274,213 |
| Net Assets Available for Benefits: | |
| Beginning of Year | 1,466,662 |
| End of Year | $ 2,740,875 |

See accompanying notes to the financial statements.

**IC CORPORATION 401(k) PLAN**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2002 AND 2001**

## A. Description of Plan

The following description of the IC Corporation 401(k) Plan (Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

1. **General**. The plan is a defined contribution plan, covering full-time employees of IC Corporation of Oklahoma ("Tulsa") and IC Corporation of Conway ("Conway"). The plan is subject to the provisions of the Employees Retirement Income Security Act (ERISA).

2. **Contributions**. Participant contributions may be made to the Plan only on a pre-tax basis and are subject to annual maximum limits equal to the lesser of 15 percent for Tulsa and 25 percent for Conway of the participant's annual compensation or a prescribed dollar amount, indexed for inflation ($11,000 for 2002 and $10,500 for 2001). Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations. Such employees are not required to be participants in the pre-tax salary reduction portion of the Plan until such time as such employees do elect participation.

   The Plan also permits the Company to make matching and discretionary contributions for Tulsa. Company matching and discretionary contributions are subject to a vesting schedule based upon the participant's length of employment, and fully vest upon completion of five years of service. The Company matches 50 percent of the first 6 percent of eligible compensation deferred by the participant for those participants who have completed one year of service. Discretionary retirement contributions are allocated to eligible members based on the participant's age at year-end and eligible compensation.

   Nonvested Company matching and discretionary contributions are forfeited when a participant retires or terminates service. Such forfeitures are used to offset future Company contributions. Salary reduction contributions and rollover contributions are fully vested immediately.

3. **Investment Options.** Company matching and discretionary contributions are non-participant-directed and are all invested in the Frank Russell Aggressive Balanced Fund. Participants direct the investment of their account balances and future contributions. Investment options during 2002 included the following: J.P. Morgan Stable Value Fund, J.P. Morgan U.S. Active Fixed Income-Core Fund, J.P. Morgan U.S. Disciplined Equity Fund, America Century Income & Growth Fund, Credit Suisse Capital Appreciation Fund, Gabelli Asset Fund, T. Rowe Price Mid-Cap Growth Fund. T. Rowe Price Small Cap Stock Fund, American Century International Growth Fund, and Navistar International Corporation Common Stock.

A. **Description of Plan (Continued)**

4. **Participant Accounts**. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers' fees are charged to participants' accounts as a reduction of the return earned on each investment option. All other administrative costs related to the Plan are paid directly by the Company.

5. **Participant Loans**. Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and discretionary contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator and range from 5.75% to 10.50%.

6. **Payment of Benefits**. Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pre-tax salary reduction contributions after attaining age 59 1/2, or on a hardship basis prior to attaining age 59 1/2. Company matching and discretionary contributions and investment earnings thereon are not eligible for in-service withdrawal.

   A participant's vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability, or dies.

   When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $5,000 or less. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring receipt until age 65. Accounts are distributed in a single sum. If the account includes 100 or more shares of Navistar International Corporation Common Stock, the distribution of that portion of the account will be made in the form of full shares of Common Stock and a cash payment for any fractional shares. For accounts with less than 100 shares of Navistar International Corporation Common Stock, the distribution will be made in cash.

## B. Summary of Accounting Policies

7. **Basis of Presentation**. The financial statements of the Plan are presented on the accrual basis of accounting.

8. **Use of Estimates**. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

9. **Investment Valuation and Income Recognition**. The Plan's investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. In instances wherein quoted market prices are not available, the fair value of investments is estimated primarily by independent investment brokerage firms and insurance companies.

   Participant loans are valued at cost which approximates market value. Security transactions are accounted for on the trade date. Dividend income is accrued on the ex-dividend date.

   Unrealized appreciation or depreciation on investments is determined by comparing the fair value of these separate funds at the current year-end, net of contributions made during the year, to their respective fair values at the preceding year-end. Realized gains or losses are determined by comparing net sales proceeds to the fair value of the investment at the preceding year-end.

10. **Participant Withdrawals**. As of December 31, 2002 and 2001, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

## IC CORPORATION 401(k) PLAN

## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

## DECEMBER 31, 2002 AND 2001

### C. Master Trust

All of the Plan's investment assets are held in a trust account at UMB Bank (the "Trustee") and consist of a divided interest in an investment account of the International Truck & Engine Corporation Defined Contribution Plans Master Trust (the "Master Trust"), a master trust established by the Company and administered by the Trustee. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust and their respective percent interests as of December 31, 2002 and 2001, calculated on a cash basis, are as follows:

| | 2002 | 2001 |
|---|---|---|
| International Truck and Engine Corporation 401(k) Retirement Savings Plan | 49.64% | 52.51% |
| International Truck and Engine Corporation 401(k) Plan for Represented Employees | 38.92% | 39.05% |
| International Truck and Engine Corporation Retirement Accumulation Plan | 10.90% | 8.19% |
| IC Corporation 401(k) Plan | 0.54% | 0.25% |

The following table presents the carrying value of investments for the Master Trust at December 31, 2002 and 2001:

| | 2002 | 2001 |
|---|---|---|
| Cash and cash equivalents | $ 107,074 | $ 85,540 |
| U. S. Government securities | 257,188 | 263,858 |
| Common stocks | -0- | 75,974,373 |
| Participant loans | 11,436,340 | 11,894,204 |
| Common and collective funds | 208,386,099 | 216,495,388 |
| Registered investment companies | 133,080,629 | 80,528,057 |
| Navistar International Corporation Common Stock | 17,297,764 | 20,880,284 |
| Total Investments | $ 370,565,094 | $ 406,121,704 |

## IC CORPORATION 401(k) PLAN

## NOTES TO FINANCIAL STATEMENTS (CONTINUED)

## DECEMBER 31, 2002 AND 2001

### C. Master Trust (Continued)

The net investment earnings (loss) of the Master Trust for the years ended December 31, 2002 and 2001, is summarized below:

| | 2002 | 2001 |
|---|---|---|
| Dividend and interest income | $ 1,174,999 | $ 1,614,074 |
| Net appreciation (depreciation of investments): | | |
| U. S. Government securities | $ ( 6) | $ 15,609 |
| Common stocks | 949,938 | ( 21,073,859) |
| Common and collective funds | ( 4,901,573) | ( 2,053,152) |
| Registered investment companies | ( 42,468,593) | ( 1,925,135) |
| Navistar International Corporation Common Stock | ( 5,341,097) | 1,261,812 |
| Net depreciation of investments | ( 51,761,331) | ( 23,774,725) |
| Net investment earnings (loss) | $ ( 50,586,332) | $( 22,160,651) |

### D. Nonparticipant-Directed Investments

The Company directs the investment of certain contributions. Such Plan assets are held in the Master Trust and for the years ended December 31, 2002 and 2001, were invested in the Frank Russell Aggressive Balanced Fund.

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2002 and 2001, and for the years ended is as follows:

| | 2002 | 2001 |
|---|---|---|
| Net Assets: | | |
| Frank Russell Aggressive Balanced Fund | $ 14,708,891 | $ 11,394,691 |

| | 2002 | 2001 |
|---|---|---|
| Changes in Net Assets: | | |
| Net realized/unrealized appreciation (depreciation) In fair value of investments | $ ( 2,448,080) | $ ( 1,076,430) |
| Interest and dividend income | -0- | 91 |
| Employer discretionary retirement contributions | 4,094,643 | 3,527,569 |
| Employer matching contributions | 2,112,156 | 840,376 |
| Benefits paid to participants | ( 444,519) | ( 424,341) |
| Total Changes in Net Assets | $ 3,314,200 | $ 2,867,265 |

## E. Tax Status of the Plan

The Plan has obtained a determination letter in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes is included in the Plan's financial statements.

## F. Amendment or Termination of the Plan

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be nonforfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

## G. Related-Party Transactions

Certain Master Trust investments are shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the Record-keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and employer stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option.

**EXHIBIT 23**

ENGELKES, CONNER & DAVIS, LTD.
CERTIFIED PUBLIC ACCOUNTANTS
1225 FRONT STREET
P.O. BOX 1167
CONWAY, ARKANSAS 72033

**INDEPENDENT AUDITORS' CONSENT**

We consent to the incorporation by reference to Registration Statement No. 333-29739 of Navistar International Corporation on Form S-8 of our report dated June 20, 2003, appearing in this Annual Report on Form 11-K of the IC Corporation 401(k) Plan for the year ended December 31, 2002.

Engelkes Conner & Davis Ltd

June 20, 2003

EXHIBIT 99.1

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the IC Corporation 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, R. Wayne Johnson, Vice President Human Resources of IC Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan at the dates and for the periods indicated.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to International Truck and Engine Corporation (the "Company") and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ R. Wayne Johnson
R. Wayne Johnson
Vice President Human Resources
(Principal Executive Officer of the Plan)
June 27, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that International Truck and Engine Corporation specifically incorporates it by reference.

EXHIBIT 99.2

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of the IC Corporation 401(k) Plan (the "Plan") on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Debbie J. Isaacs, Vice President-Finance of IC Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan at the dates and for the periods indicated.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to International Truck and Engine Corporation (the "Company") and will be retained by the Company and furnished to the SEC or its staff upon request.

/s/ Debbie J. Isaacs
Debbie J. Isaacs
Vice President-Finance
(Principal Financial Officer of the Plan)
June 27, 2003

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.